Exhibit 99.23

(An Exploration Stage Company)

INTERIM CONSOLIDATED FINANCIAL STATEMENTS
Three and nine months ended December 31, 2010 and 2009
Unaudited
__________________

KEEGAN RESOURCES INC.
(An Exploration Stage Company)

Consolidated Balance Sheets - Unaudited
As at December 31, 2010 and March 31, 2010	Expressed in Canadian Dollars

	December 31, 2010	March 31, 2010
		(Audited)

Assets

Current assets:
Cash and cash equivalents	$26,799,237	$26,712,372
Short-term investments (note 3)	7,000,000	22,000,000
Receivables	177,451	122,669
Prepaid expenses and deposits	137,467	257,561
	34,114,155	49,092,602

Furniture, equipment and leasehold improvements (note 4)	483,021	318,242

Resource properties and deferred exploration costs (note 5)	58,817,131	41,123,128
	$93,414,307	$90,533,972

Liabilities

Current liabilities:
Accounts payable and accrued liabilities (note 7)	$2,080,699	$1,147,811

Shareholders' Equity

Share capital (note 6)	111,197,056	104,887,236
Contributed surplus (note 6(e))	12,259,594	8,082,767
Deficit accumulated	(32,123,042)	(23,583,842)
	91,333,608	89,386,161

	$93,414,307	$90,533,972

Commitments (note 8)
Contingencies (note 9)
Subsequent events (note 13)

Approved by the Board of Directors:
“Shawn Wallace” Director	“Marcel de Groot” Director

SEE ACCOMPANYING NOTES

KEEGAN RESOURCES INC.
(An Exploration Stage Company)

Consolidated Statements of Operations and Deficit  - Unaudited
Three and nine months ended December 31, 2010 and 2009		Expressed in Canadian Dollars

	Three months ended		Nine months ended
	December 31,		December 31,
	2010	2009	2010	2009

Administration expenses:
Amortization	$29,217	$15,774	$73,004	$45,557
Bank charges and interest	9,137	5,543	22,743	14,608
Consulting fees, directors' fees and
wages and benefits (note 7)	587,850	331,464	1,717,758	1,136,896
Donation expense	-	486,000	-	488,000
Office, rent and administration	184,716	133,447	567,514	423,670
Professional fees (note 7)	129,769	15,560	275,337	212,934
Regulatory, transfer agent and shareholder
information	63,358	28,843	133,486	224,591
Stock-based compensation (note 6(c))	1,100,616	1,194,844	4,723,617	1,815,485
Travel, promotion and investor relations	219,215	196,902	717,147	1,055,105
	2,323,878	2,408,377	8,230,606	5,416,846

Other expenses (income):
Interest and other income	(73,509)	(52,269)	(207,338)	(88,963)
Foreign exchange loss	472,348	(85,512)	508,650	54,123
Gain on sale of marketable securities	(215,666)	-	(215,666)	-
Project investigation costs	18,692	-	222,948	-
	201,865	(137,781)	308,594	(34,840)

Loss before future income tax expense	2,525,743	2,270,596	8,539,200	5,382,006

Future income tax expense	23,342	-	-	-

Net loss for the period	2,549,085	2,270,596	8,539,200	5,382,006

Deficit, beginning of period	29,573,957	19,722,566	23,583,842	16,611,156

Deficit, end of period	$32,123,042	$21,993,162	$32,123,042	$21,993,162

Weighted average number of
shares outstanding	46,128,002	38,876,191	45,719,443	35,793,723

Loss per share - basic and diluted	$0.06	$0.06	$0.19	$0.15

SEE ACCOMPANYING NOTES

KEEGAN RESOURCES INC.
(An Exploration Stage Company)

Consolidated Statements of Comprehensive Loss and
Accumulated Other Comprehensive Income - Unaudited
Three and nine months ended December 31, 2010 and 2009			Expressed in Canadian Dollars

	Three months ended		Nine months ended
	December 31,		December 31,
	2010	2009	2010	2009

Net loss for the period	$2,549,085	$2,270,596	$8,539,200	$5,382,006

Adjustment for fair value of marketable
securities	(28,932)	-	(192,324)	-

Reclassification of gain on disposal of
marketable securities	192,324	-	192,324	-
Comprehensive loss for the period	$2,712,477	$2,270,596	$8,539,200	$5,382,006

Accumulated other comprehensive income,
beginning of period	$(163,392)	$-	$-	$-

Adjustment for fair value of marketable
securities	(28,932)	-	(192,324)	-

Reclassification of gain on disposal of
marketable securities	192,324	-	192,324

Accumulated other comprehensive income,
end of period	$-	$-	$-	$-

SEE ACCOMPANYING NOTES

KEEGAN RESOURCES INC.
(An Exploration Stage Company)

Consolidated Statements of Cash Flows - Unaudited
Three and nine months ended December 31, 2010 and 2009			Expressed in Canadian Dollars
	Three months ended		Nine months ended
	December 31,		December 31,
	2010	2009	2010	2009

Cash provided by (used in):

Operating activities:
Net loss for the period	$(2,549,085)	$(2,270,596)	$(8,539,200)	$(5,382,006)
Items not involving cash:
Amortization	29,217	15,774	73,004	45,557
Future income tax expense	23,342	-	-	-
Gain on disposal of marketable securities	(215,666)	-	(215,666)	-
Stock-based compensation (note 6(c))	1,100,616	1,194,844	4,723,617	1,815,485
Stock-based donation	-	486,000	-	486,000
Unrealized foreign exchange loss	419,352	171,526	274,615	390,284
Changes in non-cash working capital:
Receivables	(66,651)	(220,928)	(54,782)	(260,850)
Prepaid expenses and deposits	54,981	10,833	114,553	(73,621)
Accounts payable and accrued liabilities	155,688	255,904	116,821	(54,770)
	(1,048,206)	(356,643)	(3,507,038)	(3,033,921)

Investing activities:
Purchase of marketable securities	-	-	(145,921)	-
Proceeds from disposition of marketable securities	361,587	-	361,587	-
Purchase of furniture, equipment and leasehold
improvements	(49,519)	(31,719)	(237,784)	(130,625)
Short-term investments	3,000,000	(16,000,000)	15,000,000	(25,000,000)
Deferred exploration costs	(5,238,760)	(2,823,240)	(14,862,968)	(6,041,062)
	(1,926,692)	(18,854,959)	114,914	(31,171,687)

Financing activities:
Common shares issued for cash, net of share
issuance costs	1,876,795	40,252,866	3,847,626	58,827,399

Impact of foreign exchange on cash and cash
equivalents	(520,995)	(175,219)	(368,637)	(435,503)

(Decrease) Increase in cash and cash equivalents	(1,619,098)	20,866,045	86,865	24,186,288

Cash and cash equivalents, beginning of period	28,418,335	5,321,361	26,712,372	2,001,118

Cash and cash equivalents, end of period	$26,799,237	$26,187,406	$26,799,237	$26,187,406

Supplemental disclosure of cash flow information:
Cash paid for:
Interest	$-	$-	$-	$-
Income taxes	$-	$-	$-	$-
Non-cash investing and financing activities:
Mineral property costs included
in accounts payable, change	$639,525	$-	$915,630	$-
Stock-based compensation included in
mineral properties	$814,139	$342,902	$1,915,405	$399,932
Reclassification of contributed surplus on
exercise of options and brokers' warrants
(note 6(e))	$1,232,306	$644,150	$2,462,194	$1,073,491
Warrants issued for services:
Share issue costs	$-	$-	$-	$523,924

SEE ACCOMPANYING NOTES

KEEGAN RESOURCES INC.
(An Exploration Stage Company)

Consolidated Schedule of Resource Property Costs  - Unaudited
Nine months ended December 31, 2010 and the year ended March 31, 2010		Expressed in Canadian Dollars

	Ghana

	Esaase	Asumura	Total

Balance, March 31, 2009	24,388,371	5,969,574	30,357,945

Acquisition costs:
Cash	-	-	-

Deferred exploration costs:
Camp operations	330,840	46,509	377,349
Development support costs	147,928	-	147,928
Equipment and infrastructure	423,860	25,557	449,417
Engineering studies	176,050	-	176,050
Exploration drilling	4,043,602	43,877	4,087,479
Exploration support costs	3,646,372	306,394	3,952,766
Health, safety and environmental
studies	147,972	-	147,972
Stock-based compensation	839,198	-	839,198
Technical and in-fill drilling	587,024	-	587,024
	10,342,846	422,337	10,765,183

Balance, March 31, 2010	$34,731,217	$6,391,911	$41,123,128

Acquisition costs:
Cash	149,861	-	149,861

Deferred exploration costs:
Camp operations	469,090	148,939	618,029
Development support costs	1,182,617	-	1,182,617
Equipment and infrastructure	1,047,782	23,188	1,070,970
Engineering studies	1,164,323	-	1,164,323
Exploration drilling	4,786,660	813,089	5,599,749
Exploration support costs	3,121,788	240,097	3,361,885
Health, safety and environmental
Studies	661,652	-	661,652
Stock-based compensation	1,915,405	-	1,915,405
Technical and in-fill drilling	1,969,512	-	1,969,512
	16,318,829	1,225,313	17,544,142

Balance, December 31, 2010	$51,199,907	$7,617,224	$58,817,131

SEE ACCOMPANYING NOTES

KEEGAN RESOURCES INC.
(An Exploration Stage Company)

Notes to Interim Consolidated Financial Statements, page 1
Three and nine months ended December 31, 2010 and 2009 - Unaudited	Expressed in Canadian Dollars

1.           Nature of operations

Keegan Resources Inc. (“Keegan” or the “Company”) was incorporated on September 23, 1999 under the laws of British Columbia.  The Company is in the exploration stage and is focused on advancing its principal property, the Esaase Gold Project to commercial production. In addition to its principal project, the Company holds a portfolio of other Ghanaian gold concessions in various stages of exploration.

Management has estimated that the Company will have adequate funds from existing working capital to meet  corporate, development, administrative and property obligations for the coming year, including the pre-feasibility and feasibility studies of the Esaase property. As at December 31, 2010, the Company had $33,799,237 in cash and cash equivalents and short-term investments and working capital of $32,033,456.

The Company will require additional financing from time to time, and while the Company has been successful in the past, there is no assurance that it will be able to obtain adequate financing in the future or that such financing will be available on acceptable terms.

The recoverability of amounts shown for resource properties and deferred exploration costs and the Company’s ability to continue as a going concern is dependent upon the discovery of economically recoverable reserves, continuation of the Company's interest in the underlying resource claims, the ability of the Company to obtain necessary financing to complete their development and upon future profitable production or proceeds from the disposition thereof. The amounts shown as resource properties and deferred exploration costs represent net costs to date, less amounts amortized and/or written-off, and do not necessarily represent present or future values.

2.           Significant accounting policies

These unaudited interim consolidated financial statements have been prepared in accordance with generally accepted accounting principles (“GAAP”) in Canada. They do not include all of the information and disclosures required by Canadian GAAP for annual financial statements. In the opinion of management, all adjustments considered necessary for fair presentation have been included in these consolidated financial statements. The unaudited interim consolidated financial statements should be read in conjunction with the Company’s audited consolidated financial statements including the notes thereto for the year ended March 31, 2010.

The accounting policies followed by the Company are set out in note 2 to the audited consolidated financial statements for the year ended March 31, 2010 and have been consistently followed in the preparation of these consolidated financial statements.

(a)	Basis of consolidation

The unaudited interim consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries, Quicksilver Ventures (Nevada), Inc., Universal Mineral Services Ltd. (“UMS”), and Keegan Resources Ghana Limited (“Keegan Ghana”).  All significant intercompany amounts and transactions have been eliminated on consolidation.

  (b)           Recent Accounting Pronouncements Issued But Not Yet Implemented

i. Consolidations and non-controlling interests

CICA Handbook Section 1601, Consolidated Financial Statements, and Section 1602, Non-Controlling Interests, replace Section 1600, Consolidated Financial Statements. Section 1601 establishes standards for the preparation of consolidated financial statements. Section 1602 establishes standards for accounting for a non-controlling interest in a subsidiary in consolidated financial statements subsequent to a business combination.

KEEGAN RESOURCES INC.
(An Exploration Stage Company)

Notes to Interim Consolidated Financial Statements, page 2
Three and nine months ended December 31, 2010 and 2009 - Unaudited	Expressed in Canadian Dollars

2.           Significant accounting policies (continued)

(b)           Recent Accounting Pronouncements Issued But Not Yet Implemented (continued)

i. Consolidations and non-controlling interests (continued)

It is equivalent to the corresponding provisions of IFRS standard, International Accounting Standards (“IAS”) 27 (Revised), Consolidated and Separate Financial Statements. The sections apply to interim and annual consolidated financial statements relating to fiscal years beginning on or after January 1, 2011. Earlier adoption is permitted. The Company expects to adopt this standard on April 1, 2011.

ii. Business combinations

CICA Handbook Section 1582, Business Combinations, replaces Section 1581 and establishes standards for the accounting for a business combination.  It provides the Canadian equivalent to IFRS 3 - Business Combinations.  This applies to a transaction in which the acquirer obtains control of one or more businesses.  Most assets acquired and liabilities assumed, including contingent liabilities that are considered to be improbable, will be measured at fair value.  Any interest in the acquiree owned prior to obtaining control will be remeasured at fair value at the acquisition date, eliminating the need for guidance on step acquisitions.  Additionally, a bargain purchase will result in recognition of a gain and acquisition costs must be expensed.  Earlier application is permitted.  The Company expects to adopt this standard on April 1, 2011.

iii. Financial instruments – recognition and measurement

CICA Handbook Section 3855 was amended in June 2010 to clarify the application of the effective interest rate method after a debt instrument has been impaired and when an embedded prepayment option is separated from its host debt instrument at initial recognition. The amendments are applicable for the Company’s interim and annual financial statements for its fiscal year beginning April 1, 2011 with earlier adoption permitted. The Company expects to adopt this standard on April 1, 2011 and does not expect a material impact on the financial statements.

iv. International Financial Reporting Standards (“IFRS”)

In 2006, the Canadian Accounting Standards Board (“AcSB”) published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies. The AcSB strategic plan outlines the convergence of Canadian GAAP with IFRS over a five-year transitional period. In February 2008, the CICA Accounting Standards Board confirmed that the changeover to IFRS from Canadian GAAP will be required for publicly accountable enterprises, effective for the interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011.   The transition date of April 1, 2011 will require the restatement for comparative purposes of amounts reported by the Company for the year ending March 31, 2011.  The Company has assessed the impact of adopting IFRS on financial statement presentation and accounting policy selection and currently is in a process of preparation of the Company’s IFRS opening balance sheet and draft note disclosures. At this point, the Company’s IT, accounting and financial reporting systems are not expected to be significantly impacted. Further, the Company has in place internal and disclosure control procedures to ensure continued effectiveness during this transition period.

KEEGAN RESOURCES INC.
(An Exploration Stage Company)

Notes to Interim Consolidated Financial Statements, page 3
Three and nine months ended December 31, 2010 and 2009 - Unaudited	Expressed in Canadian Dollars

3.           Short-term investments

As at December 31, 2010 and March 31, 2010, short-term investments consist of Guaranteed Investment Certificates (“GICs”) held at a Canadian brokerage firm. As at December 31, 2010 and March 31, 2010, the fair value of the short-term investments approximated their respective carrying values.

December 31, 2010

Maturity	Interest rate	Carrying value

December 23, 2011	1.30%	$5,000,000
December 23, 2011	1.30%	2,000,000

Short-term investments		$7,000,000

March 31, 2010

Maturity	Interest rate	Carrying value

December 13, 2010	0.60%	$22,000,000

Short-term investments		$22,000,000

4.           Furniture, equipment and leasehold improvements

		Accumulated	Net book
December 31, 2010	Cost	amortization	value

Furniture and equipment	$232,544	$69,783	162,761
Computers	230,427	72,912	157,515
Leasehold improvements	201,692	38,947	162,745

	$664,663	$181,642	$483,021

		Accumulated	Net book
March 31, 2010	Cost	amortization	value

Furniture and equipment	180,241	43,628	136,613
Computers	132,921	39,426	93,495
Leasehold improvements	113,875	25,741	88,134

	$427,037	$108,795	$318,242

5.	Resource properties and deferred exploration costs

Title to resource properties involves certain inherent risks due to the difficulties of determining the validity of certain claims as well as the potential for problems arising from the frequent ambiguous conveyancing history characteristic of many resource properties.  The Company has investigated title to all of its resource properties and, to the best of its knowledge, title to all of its properties are in good standing.  However, this should not be construed as a guarantee to title.  The concessions may be subject to prior claims, agreements or transfer and rights of ownership may be affected by undetected defects.

KEEGAN RESOURCES INC.
(An Exploration Stage Company)

Notes to Interim Consolidated Financial Statements, page 4
Three and nine months ended December 31, 2010 and 2009 - Unaudited	Expressed in Canadian Dollars

5.           Resource properties and deferred exploration costs (continued)

(a)	Esaase Gold Property

On May 3, 2006, the Company entered into an option agreement with Sametro Co. Ltd. (“Sametro”) to purchase a 100% interest in the Esaase gold property in southwest Ghana, subject to the underlying 10% interest and 3% royalty (see note 9(a)) to the Ghanaian government and a 0.5% royalty payable to the Bonte Liquidation Committee. Under the terms of the agreement, the Company was to make a series of cash payments totaling US$890,000, issue 780,000 common shares and incur minimum exploration expenditures of US$2,250,000 over a three year period.

During the year ended March 31, 2008, after having already made cash payments of US$500,000, issued 40,000 common shares and completed the full exploration expenditure requirement, the Company renegotiated the option agreement so that all further cash and share payments were no longer owed. In lieu of these payments, the Company paid $850,000 to a creditor of Sametro and issued 40,000 additional common shares to Sametro.

Subsequent to these payments, the Company was granted the full Esaase Mining Lease by the Minerals Commission and Minister of Mines, Lands and Forestry with no further obligation to any party aside from the NSR and government commitments.

During the year ended March 31, 2008, the Company purchased 100% private ownership of the Jeni Concession mining lease and exploration rights. The Jeni Concession lies directly to the southwest and contiguous to the Esaase Gold property. In consideration for the acquisition of the mining lease, Keegan paid US$50,000 to the Bonte Liquidation Committee and US$50,000 to the Minerals Commission of Ghana for the title transfer. The Ghanaian government retains a standard 10% carried interest and 3% royalty based on the existing mining lease and the Bonte Liquidation Committee retains a 0.5% royalty.

Subsequent to the granting of the Esaase and Jeni mining leases, the Ghanaian government amended the royalty scheme in Ghana and uncertainty now exists as to the final royalty rate applicable to the property (see note 9(a)).

(b)	Asumura Gold Project

The Company entered into an option agreement with GTE Ventures Limited (“GTE”) dated February 18, 2005 and subsequently amended, through which it acquired an undivided 100% private interest in the Asumura Reconnaissance Concession (“Asumura property”) located in the Republic of Ghana, West Africa.

The Asumura property is subject to a 3.5% royalty; 50% of which may be purchased for US$2,000,000 from GTE and the remaining 50% may be purchased for an additional US$4,000,000. If the property is converted to a Mining License, in accordance with Ghanaian law, it will become subject to a 5% royalty and 10% ownership by the Ghanaian government (see note 9(a)).

6.	Share capital

(a)           Authorized

Unlimited common shares without par value; and
unlimited preferred shares without par value

KEEGAN RESOURCES INC.
(An Exploration Stage Company)

Notes to Interim Consolidated Financial Statements, page 5
Three and nine months ended December 31, 2010 and 2009 - Unaudited	Expressed in Canadian Dollars

6.	Share capital (continued)

(b)           Issued and outstanding common shares

	Number of shares	Amount
Balance, March 31, 2009	28,504,553	$43,096,076
Issued for cash:
Pursuant to private placements
- at $2.40	8,000,000	19,200,000
- at $5.90	7,015,000	41,388,500
Share issuance costs	-	(4,049,152)
Pursuant to the exercise of warrants
- at $3.10	162,667	504,268
Pursuant to the exercise of options
- at $0.92	609,410	560,657
- at $1.12	50,000	56,000
- at $1.16	25,000	29,000
- at $2.44	475,493	1,160,203
- at $2.48	20,000	49,600
- at $3.38	19,000	64,220
- at $4.20	91,000	382,200
Transferred from contributed surplus for the exercise
of options and warrants	-	1,959,664
Issued in donation	75,000	486,000
Balance, March 31, 2010	45,047,123	$104,887,236
Issued for cash:
Pursuant to the exercise of warrants
- at $3.10	237,333	735,732
Pursuant to the exercise of options
- at $1.12	37,500	42,000
- at $1.16	200,000	232,000
- at $2.44	349,507	852,797
- at $3.31	40,626	134,472
- at $3.60	75,000	270,000
- at $4.01	37,500	150,375
- at $4.20	230,000	966,000
- at $6.19	75,000	464,250

Transferred from contributed surplus for the exercise
of options and warrants	-	2,462,194

Balance, December 31, 2010	46,329,589	$111,197,056

During the nine months ended December 31, 2010, an aggregate of 1,045,133 common shares were issued for gross proceeds of $3,111,894 on exercise of options. In addition, a reclassification of $2,151,288 from contributed surplus to share capital was recorded on the exercise of these options.

During the nine months ended December 31, 2010, an aggregate of 237,333 common shares were issued for gross proceeds of $735,732 on exercise of broker’s warrants. In addition, a reclassification of $310,906 from contributed surplus to share capital was recorded on the exercise of the broker’s warrants.

KEEGAN RESOURCES INC.
(An Exploration Stage Company)

Notes to Interim Consolidated Financial Statements, page 6
Three and nine months ended December 31, 2010 and 2009 - Unaudited	Expressed in Canadian Dollars

6.	Share capital (continued)

(b)           Issued and outstanding common shares (continued)

During the year ended March 31, 2010, the Company completed a bought deal share offering pursuant to an underwriting agreement dated November 23, 2009, under which the underwriters purchased an aggregate of 7,015,000 common shares of the Company at a price of $5.90 per common share for total gross proceeds of $41,388,500.  Pursuant to the underwriting agreement, the Company paid a commission to the underwriters equivalent to 5% of the gross proceeds raised or $2,069,425 and incurred other issuance costs totaling $315,336.

During the year ended March 31, 2010, the Company also completed a brokered private placement pursuant to an underwriting agreement dated May 8, 2009, under which the underwriters purchased an aggregate of 8,000,000 common shares of the Company at a price of $2.40 per common share for total gross proceeds of $19,200,000.  Pursuant to the underwriting agreement, the Company paid a commission to the underwriters equivalent to 5% of the gross proceeds raised or $960,000 and incurred other issuance costs totaling $180,467. In addition, the Company issued 400,000 warrants to the underwriters which is equal to 5% of the total common shares sold. Each warrant will entitle the underwriters to purchase a common share of the Company at a price of $3.10 per share for a period of 18 months. The fair value of the warrants, $523,924, has been included in share issuance costs.

During the year ended March 31, 2010, the Company issued 75,000 common shares in donation. The shares were recorded at fair value of $6.48 per share in the statement of operations.

During the year ended March 31, 2010, an aggregate of 1,289,903 common shares were issued for gross proceeds of $2,301,880 on exercise of options. In addition, a reclassification of $1,746,586 from contributed surplus to share capital was recorded on the exercise of these options.

During the year ended March 31, 2010, an aggregate of 162,667 common shares were issued for gross proceeds of $504,268 on exercise of broker’s warrants. In addition, a reclassification of $213,078 from contributed surplus to share capital was recorded on the exercise of these options.

(c)           Stock options

The Company maintains a rolling stock option plan providing for the issuance of stock options up to 10% of the Company’s issued and outstanding common shares. The Company may grant from time to time options to its directors, officers, employees and other service providers. The options vest 25% on the date of the grant and 12 ½ % every three months thereafter for a total vesting period of 18 months.

The following table summarizes the stock options outstanding and exercisable at December 31, 2010:

KEEGAN RESOURCES INC.
(An Exploration Stage Company)

Notes to Interim Consolidated Financial Statements, page 7
Three and nine months ended December 31, 2010 and 2009 - Unaudited	Expressed in Canadian Dollars

6.	Share capital (continued)

(c)	Stock options (continued)

	Number outstanding at		Number exercisable at
Exercise price	December 31, 2010	Expiry date	December 31, 2010

$2.48	40,000	February 2, 2011	40,000
$2.44	305,000	November 10, 2011	305,000
$3.60	25,000	October 17, 2012	25,000
$4.20	490,000	February 5, 2013	490,000
$1.12	12,500	January 15, 2014	12,500
$3.31	129,374	June 2, 2014	129,374
$3.10	225,000	July 2, 2014	196,875
$3.10	75,000	July 17, 2014	65,625
$4.01	447,500	October 6, 2014	326,250
$6.50	220,000	December 14, 2014	165,000
$6.19	1,550,000	May 26, 2015	737,500
$7.83	115,000	October 20, 2015	28,750
$9.00	225,000	November 30, 2015	56,250
	3,859,374		2,578,124
Weighted average contractual life
remaining at December 31, 2010 (yrs)			3.61

A summary of the stock options grants, exercises and forfeitures for the nine month period ended December 31, 2010 is presented below:

	Number	Weighted average
	of shares	Exercise price

Balance, March 31, 2009	3,219,410	$2.54
Granted	1,175,000	4.14
Exercised	(1,289,903)	1.78
Forfeited	(115,000)	3.05

Balance, March 31, 2010	2,989,507	$3.48
Granted	1,965,000	6.61
Exercised	(1,045,133)	2.98
Forfeited	(50,000)	3.32

Balance, December 31, 2010	3,859,374	$4.70

The number of stock options exercisable as at March 31, 2010 was 2,322,632.

During the three months ended December 31, 2010, under the fair-value-based method, $1,100,616 (2009 – $1,194,844) in stock-based compensation expense was recorded in the statements of operations and deficit and $814,139 (2009 – $342,902) was capitalized to resource properties for stock options granted to directors, employees and consultants of the Company.

During the nine months ended December 31, 2010, under the fair-value-based method, $4,723,617 (2009 – $1,815,485) in stock-based compensation expense was recorded in the statements of operations and deficit and $1,915,405 (2009 – $399,932) was capitalized to resource properties for stock options granted to directors, employees and consultants of the Company.

KEEGAN RESOURCES INC.
(An Exploration Stage Company)

Notes to Interim Consolidated Financial Statements, page 8
Three and nine months ended December 31, 2010 and 2009 - Unaudited	Expressed in Canadian Dollars

6.	Share capital (continued)

(c)	Stock options (continued)

The fair value of stock options used to calculate stock-based compensation expense has been estimated using the Black-Scholes option valuation model with the following weighted average assumptions:

	December 31, 2010	December 31, 2009
Risk free interest rate	2.23%	2.31%
Expected dividend yield	0%	0%
Stock price volatility	90%	88%
Expected life of options	3.70 years	3.75 years

The weighted average fair value of options granted during the nine months ended December 31, 2010 was $4.11 (2009 - $3.24) per option.

(d)           Warrants

As at December 31, 2010 all of the Company’s outstanding warrants were exercised.

The continuity of share purchase warrants for the nine months ended December 31, 2010 is as follows:

Exercise price	Expiry date	March 31, 2010	Issued	Exercised	Expired	December 31, 2010

$ 3.10	November 26, 2010	237,333	-	(237,333)	-	-
		237,333	-	(237,333)	-	-

The continuity of share purchase warrants for the year ended March 31, 2010 is as follows:

Exercise price	Expiry date	March 31, 2009	Issued	Exercised	Expired	March 31, 2010

$ 4.25	May 27, 2009	330,000	-	-	(330,000)	-
$ 5.25	May 27, 2009	1,650,000	-	-	(1,650,000)	-
$ 3.10	November 26, 2010	-	400,000	(162,667)	-	237,333
		1,980,000	400,000	(162,667)	(1,980,000)	237,333

The fair value of $523,924 of the 400,000 brokers’ warrants issued during the year ended March 31, 2010 was included in share issuance costs.

The fair value of broker warrants used to calculate share issuance costs has been estimated using the Black-Scholes option valuation model with the following weighted average assumptions:

	December 31, 2010	December 31, 2009
Risk free interest rate	-	0.97%
Expected dividend yield	-	0%
Stock price volatility	-	117.54%
Expected life of warrants	-	1.5 years

The weighted average fair value of broker warrants granted during the nine months ended December 31, 2010 was $nil (December 31, 2009 - $1.31) per broker warrant.

KEEGAN RESOURCES INC.
(An Exploration Stage Company)

Notes to Interim Consolidated Financial Statements, page 9
Three and nine months ended December 31, 2010 and 2009 - Unaudited	Expressed in Canadian Dollars

6.	Share capital (continued)

(e)           Contributed surplus

	December 31, 2010	March 31, 2010
	(9 months)	(year)

Balance, beginning of period	$8,082,767	$6,580,224
Stock-based compensation	6,639,021	2,938,283
Brokers' warrants issued	-	523,924
Transferred to share capital for the exercise
of options and brokers' warrants	(2,462,194)	(1,959,664)

Balance, end of period	$12,259,594	$8,082,767

 (f)           Shareholder rights plan

The Directors of the Company approved the adoption of a shareholder rights plan (the “Rights Plan”).  The objective of the Board of Directors in adopting this Plan is to achieve full and fair value for the Company’s shareholders in the event of an unsolicited take-over bid for the Company.

The rights become exercisable only when a person or party acquires or announces its intention to acquire 20% or more of the outstanding shares of the Company without complying with certain provisions of the Rights Plan. Each right would entitle each holder of common shares (other than the acquiring person or party) to purchase additional common shares of the Company at a 50% discount to the market price at the time.

7.           Related party transactions

The Company has a consulting agreement with a company controlled by a director of the Company in the amount of US$ 17,500 per month plus benefits. During the three months ended December 31, 2010, the Company paid consulting fees, benefits and a bonus of $56,453 (2009 - $34,332). During the nine months ended December 31, 2010, the Company paid consulting fees, benefits and a bonus of $209,417 (2009 - $206,676 ) under this agreement.

During the three months ended December 31, 2010, the Company included in professional fees $nil (2009 - $9,500) for accounting fees paid or accrued to a company controlled by an officer of the Company. During the nine months ended December 31, 2010, this amount was $15,850 (2009 - $62,885).

During the three and nine months ended December 31, 2010, the Company paid or accrued $nil (2009 -– three months $32,425, nine months $112,954) for geological consulting fees to a former director of the Company. These costs have been included in resource properties.

During the three and nine months ended December 31, 2010, the Company recovered $121,431 (2009 - $nil) in general and administration costs from companies with directors and officers in common.

These transactions were conducted in the normal course of operations and were measured by the exchange amount, which is the amount agreed upon by the transacting parties.

Included in accounts payable and accrued liabilities as at December 31, 2010 is $40,417 (March 31, 2010 - $70,028) owing to a company controlled by a director of the Company; Included in receivables as at December 31, 2010 is an aggregate amount of $13,970 due from companies with directors and officers in common.

KEEGAN RESOURCES INC.
(An Exploration Stage Company)

Notes to Interim Consolidated Financial Statements, page 10
Three and nine months ended December 31, 2010 and 2009 - Unaudited	Expressed in Canadian Dollars

8.           Commitments

As at December 31, 2010, the Company has contractual commitments with certain service providers in Ghana and Canada. The amounts due under these contracts and their payment terms are as follows:

2011	$611,398
2012	445,591
2013	445,591
2014	378,873
2015	378,873
2016	63,146
$2,323,472

9.           Contingencies

(a)           Ghanaian mining royalties

On March 19, 2010, the government of Ghana amended section 25 of the Minerals and Mining Act of 2006 (Act 703) which stipulates the royalty rates on mineral extraction payable by mining companies in Ghana. The section now states that a holder of a mining lease, restricted mining lease, or small scale mining license shall pay royalty in respect of minerals obtained from its mining operations to the Republic of Ghana at the rate of 5% of the total revenue earned from minerals obtained by the holder. Currently,  uncertainty exists on how this amendment will affect the Esaase gold property’s existing mining lease and whether this rate will change as the Company goes through negotiations with the government with respect to a stability agreement on the project.

 (b)           Esaase option agreement suit

Keegan Resources Ghana Ltd.  was named jointly with the Ghana Minerals Commission as a co-defendant in a legal suit by the company that had originally optioned the Esaase gold property to the Company. The Plaintiff is alleging certain irregularities in connection with the closing of the option resulting in Keegan Ghana’s acquisition of the Esaase gold property and the issuing of the requisite regulatory approvals under Ghanaian Law. Keegan Ghana has refuted the allegations on grounds that it had at all material times acted legally and in good faith and has therefore filed a defense and counter-claim against the Plaintiff. The Company is of the view after discussion with Ghanaian Counsel that the allegations are totally without legal merit and will be vigorously defended.  The Ghana Minerals Commission has also denied the allegations and filed a defense to the suit. The Company’s potential liability for damages, if any, is currently not determinable.

10.           Segmented information

Geographic Information

The Company operates in one reportable operating segment, being the exploration and development of resource properties.

KEEGAN RESOURCES INC.
(An Exploration Stage Company)

Notes to Interim Consolidated Financial Statements, page 11
Three and nine months ended December 31, 2010 and 2009 - Unaudited	Expressed in Canadian Dollars

10.           Segmented information (continued)

Geographic Information (continued)

December 31, 2010	Canada	Ghana	Total

Furniture, equipment and leasehold improvements	$357,737	$125,284	$483,021
Resource properties and deferred exploration costs	-	58,817,131	58,817,131

	$357,737	$58,942,415	$59,300,152

March 31, 2010	Canada	Ghana	Total

Furniture, equipment and leasehold improvements	$218,388	$99,854	$318,242
Resource properties and deferred exploration costs	-	41,123,128	41,123,128

	$218,388	$41,222,982	$41,441,370

11.           Financial instruments

As at December 31, 2010, the Company’s financial instruments consist of cash and cash equivalents, short-term investments, receivables and accounts payable and accrued liabilities.

As introduced by the amendments to Section 3862, the following table summarizes the designation and fair value hierarchy under which the Company’s financial instruments are valued:

Level 1 – fair values based on unadjusted quoted prices in active markets for identical assets or liabilities;
Level 2 – fair values based on inputs that are observable for the asset or liability, either directly or indirectly; and
Level 3 – fair values based on inputs for the asset or liability that are not based on observable market data.

The fair value of these financial instruments approximates their carrying value, unless otherwise noted.

			December 31, 2010
	Category	Carrying Value	Amount	Fair value hierarchy Level 1
Financial Assets
Cash and cash equivalents	Held-for-trading	Fair value	$26,799,237	$26,799,237
Short-term investments	Held-for-trading	Fair value	7,000,000	7,000,000
Receivables	Loans and receivables	Amortized cost	17,445	N/A
			$33,816,682	$33,799,237

Financial Liabilities
Accounts payable and accrued liabilities	Other financial liabilities	Amortized cost	$2,080,699	N/A
			$2,080,699	N/A

KEEGAN RESOURCES INC.
(An Exploration Stage Company)

Notes to Interim Consolidated Financial Statements, page 12
Three and nine months ended December 31, 2010 and 2009 - Unaudited	Expressed in Canadian Dollars

11.           Financial instruments (continued)

			March 31, 2010
	Category	Carrying Value	Amount	Fair value hierarchy Level 1
Financial Assets
Cash and cash equivalents	Held-for-trading	Fair value	$26,712,372	$26,712,372
Short-term investments	Held-for-trading	Fair value	22,000,000	22,000,000
Receivables	Loans and receivables	Amortized cost	39,662	N/A
			$48,752,034	$48,712,372

Financial Liabilities
Accounts payable and accrued liabilities	Other financial liabilities	Amortized cost	$1,147,811	N/A
			$1,147,811	N/A

Unless otherwise noted, it is management’s opinion that the Company is not exposed to significant credit, liquidity, or market risks arising from these financial instruments. The risk exposure is summarized as follows:

(a)           Credit risk

Credit risk is the risk of an unexpected loss if a customer or third party to a financial instrument fails to meet its contractual obligations. The Company is subject to credit risk on the cash balances at the banks in each of Canada and Ghana, its short-term bank guaranteed investment certificates and accounts receivable. The short-term investments are with Schedule 1 banks or equivalent, with the majority of its cash held in Canadian based banking institutions, authorized under the Bank Act to accept deposits, which may be eligible for deposit insurance provided by the Canadian Deposit Insurance Corporation. The receivables consist primarily of amounts receivable for HST of $160,006, interest receivable of $1,982, and accounts receivable of $15,463, neither of which are considered past due.

(b)           Liquidity risk

The Company’s approach to managing liquidity is to ensure that it will have sufficient liquidity to settle obligations and liabilities when due. As at December 31, 2010, the Company had a cash and cash equivalents balance of $26,799,237 and short-term investments of $7,000,000 to settle current liabilities of $2,080,699 that mainly consist of accounts payable that are considered short term and  expected to be settled within 30 days.

(c)           Market risk

i.           Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates.

The Company’s cash and cash equivalents attract interest at floating rates and have maturities of 90 days or less. The interest is typical of Canadian banking rates, which are at present low, however the conservative investment strategy mitigates the risk of deterioration to the investment. A change of 100 basis points in the interest rates would not be material to the financial statements.

KEEGAN RESOURCES INC.
(An Exploration Stage Company)

Notes to Interim Consolidated Financial Statements, page 13
Three and nine months ended December 31, 2010 and 2009 - Unaudited	Expressed in Canadian Dollars

11.            Financial instruments (continued)

(c)           Market risk (continued)

ii.           Foreign currency risk

The Company is exposed to the financial risk related to the fluctuation of foreign exchange rates. The Company has offices in Canada and Ghana and holds cash in Canadian, United States and Ghanaian Cedi currencies in line with forecasted expenditures. A significant change in the currency exchange rates between the Canadian dollar relative to US dollar (“USD”), Ghanaian Cedi and the Australian dollar (“AUS”) could have an effect on the Company’s results of operations, financial position or cash flows. At December 31, 2010, the Company had no hedging agreements in place with respect to foreign exchange rates.

The Company is exposed to currency risk through the following financial assets and liabilities denominated in currencies other than Canadian dollars:

	December 31, 2010			March 31, 2010
	USD	Ghana Cedis	AUD	USD	Ghana Cedis	AUD
Cash and cash equivalents	15,075,477	199,785	-	11,689,000	138,624	-
Accounts payable	(63,404)	(2,177,084)	(201,425)	(56,673)	(1,159,466)	(25,194)
Net exposure	15,012,073	(1,977,299)	(201,425)	11,632,327	(1,020,842)	(25,194)

A 10% appreciation or deprecation of the above mentioned currencies compared with the Canadian dollar would result in a corresponding increase or decrease in net loss of approximately $1,336,280 as at December 31, 2010 (March 31, 2010 - $1,120,793).

iii.           Other price risk

Other price risk is the risk that the future cash flows of a financial instrument will fluctuate because of changes in market prices, other than those arising from currency risk or interest rate risk. As at December 31, 2010, the Company is not exposed to other price risk.

(d)           Fair value

The carrying values of cash and cash equivalents, short-term investments, receivables and accounts payable and accrued liabilities approximate their respective fair values due to the short-term nature of these instruments.

(e)	Items of income, expense, gains or losses

	Nine months ended
	December 31, 2010	December 31, 2009
Interest income from held-for-trading financial assets	$200,633	$88,963
Interest expense from other financial liabilities	-	-
Realized gain on available-for-sale financial assets	$215,666	-

KEEGAN RESOURCES INC.
(An Exploration Stage Company)

Notes to Interim Consolidated Financial Statements, page 14
Three and nine months ended December 31, 2010 and 2009 - Unaudited	Expressed in Canadian Dollars

12.           Capital management

The Company manages its capital structure and makes adjustments to it, based on the funds available to the Company in order to support the acquisition, exploration and development of mineral properties and to maintain the Company in good standing with the various regulatory authorities. The Company has no debt and is not subject to externally imposed capital requirements.

The properties in which the Company currently has an interest in are in the exploration stage, as such, the Company does not recognize revenue from its exploration properties. The Company’s historical sources of capital have consisted of the sale of equity securities and interest income. In order for the Company to carry out planned exploration and development and pay for administrative costs, the Company will spend its working capital and raise additional amounts externally as needed.

The Company has policies and procedures in place for employee and officer expenditure authorization limits and capital expenditure authorization. Capital expenditures of $1,500,000 or more require approval by the Board of Directors. Management reviews its capital management approach on an ongoing basis and believes this approach, given the size of the Company, is reasonable.

There were no changes in the Company’s management of capital during the nine months ended December 31, 2010.

13.           Subsequent events

(a)	Bought deal financing

On January 24, 2011, the Company entered into an agreement with a syndicate of underwriters co-led by Canaccord Genuity Corp. and Clarus Securities Inc. and including Dundee Securities Corp., CIBC World Markets and BMO Capital Markets (the "Underwriters"), pursuant to which the Underwriters have agreed to purchase, on a bought deal basis, pursuant to a short form prospectus, 24,700,000 common shares (the "Common Shares") of the Company at a price of $7.50 per share for gross proceeds of $185,250,000 (the "Underwritten Offering").

In addition, the Company has granted the Underwriters an over-allotment option, exercisable for a period of up to 30 days after the closing of the Underwritten Offering, to purchase from the Company up to an additional 3,705,000 common shares at $7.50 per share to cover over-allotments (the "Over-Allotment Option", and together with the Underwritten Offering, the "Offering").

The Underwriters will receive a cash commission of 4.5% of the gross proceeds raised, and share purchase warrants entitling the Underwriters to purchase, at a price of $7.50 per share within 24 months after closing of the Offering, common shares of the Company equal to 1% of the aggregate number of securities sold pursuant to the Offering.  The Company intends to use the net proceeds of the Offering to fund the development of the Company's Esaase gold project in Ghana and for general corporate purposes.

Closing of the Offering is subject to certain conditions including, but not limited to the receipt of applicable regulatory approvals including approval of the Toronto Stock Exchange.

(b)	Mineral concession acquisition

Subsequent to December 31, 2010, the Company made a payment of US$500,000 to acquire an adjacent mineral concession to the Esaase property. A further payment of US$500,000 is payable under the agreement.

(c)	Stock options exercises

Subsequent to December 31, 2010, the Company received an aggregate of $592,284 upon exercise of 149,999 stock options at a weighted average exercise price of $3.95 per share.